UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Demand Media, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35048	20-4731239
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1655 26th Street Santa Monica, CA	90404
(Address of principal executive offices)	(Zip Code)

Daniel Weinrot	(310) 394-6400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01              Conflict Minerals Disclosure

The term “conflict mineral” is defined by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act as columbite-tantalite (coltan or tantalum), cassiterite (tin), gold, wolframite (tungsten), or their derivatives, or any other mineral or its derivatives determined by the Secretary of State to be financing conflicts in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, “Conflict Minerals”). Demand Media, Inc. (together with its consolidated subsidiaries, the “Company”), through its Society6 website, offers clothing, accessories, home décor and other consumer products via a print-on-demand business model whereby customers select a product and an original design that was created and uploaded by a community of third-party artists to be printed on such product. Once a customer selects a design and product, and makes a purchase on Society6, a pre-selected third-party vendor for each product category produces the item with the chosen design for the customer and ships the finished item directly to the customer.

The Company conducted a comprehensive review of the third-party vendors that the Company contracted with to manufacture its apparel and consumer products in 2014 to determine whether any of the materials that were necessary to the functionality or production of the finished products contained any Conflict Minerals. The Company’s review process included obtaining a completed “supplier survey” from each third-party vendor relating to the materials utilized in the products manufactured by such vendor on behalf of Society6’s print-on-demand business during 2014. The supplier surveys indicated that none of the products manufactured by the third-party vendors in connection with the Company’s print-on-demand business during 2014 contained any Conflict Minerals in any of the materials that were necessary to the functionality or production of the finished products. As a result, the Company does not believe that any of the print-on-demand products that were manufactured on its behalf by such third-party vendors and sold in 2014 contained any Conflict Minerals in the materials that were necessary to the functionality or production of such finished products, and therefore the Company did not need to conduct a reasonable country of origin inquiry with regard to any of the print-on-demand products sold by its Society6 business in 2014.

Based on the Company’s evaluation of all of the products manufactured on its behalf for sale to its customers, the Company has no reason to believe that any of the materials necessary to the functionality of products that it contracted to manufacture in 2014 contained Conflict Minerals that originated in the DRC or any adjoining country.

This Conflict Minerals Disclosure is also available on the Investor Relations page of the Company’s website at http://ir.demandmedia.com/corporate-governance/corporate-governance-overview/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DEMAND MEDIA, INC.

(Registrant)

By:	/s/ Daniel Weinrot	June 1, 2015
	Daniel Weinrot	(Date)
Executive Vice President, General Counsel and Secretary